UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-12454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.

150 West Church Avenue

Maryville, TN 37801

Exhibit index appears at page 17. This report contains a total of 18 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements

and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Louisville, Kentucky

June 29, 2009

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investment at fair value:
Company stock fund	$512,127	$1,904,895
Mutual funds	13,067,837	19,696,819
Common/collective trust	3,781,094	2,991,998
Total investments at fair value	17,361,058	24,593,712
Loans to participants	1,018,089	913,018
Contributions receivable:
Participants	123,748	__
Employer	32,777	__
	156,525	__
Net assets available for benefits before
adjustments to contract value	18,535,672	25,506,730

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	211,614	9,003
Net assets available for benefits	$18,747,286	$25,515,733

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Investment income (loss):
Net depreciation in fair value of investments	$(9,217,098)
Dividends and interest income	379,354
Other income-loan interest	75,613
Total investment loss	(8,762,131)

Contributions:
Participants	3,676,293
Employer	982,259
Total contributions	4,658,552
(4,103,579)

Deductions from net assets attributable to:
Distributions to participants	(2,978,950)
Administrative expenses	(64,634)
Total deductions	(3,043,584)
Net decrease in net assets before transfers from other plans	(7,147,163)
Net transfers from other plans	378,716
Net decrease	(6,768,447)
Net assets available for benefits at beginning of year	25,515,733
Net assets available for benefits at end of year	$18,747,286
See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

(1)	Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary, defined contribution plan covering all employees of Ruby Tuesday, Inc. (the “Company”). Employees are eligible to participate in the Plan at six months of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The general administration of the Plan is the responsibility of the Plan Committee (the “Committee”) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

(b)	Contributions

Participants may contribute between 2% and 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and between 1% and 10% of their annual compensation as after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, eighteen mutual funds and one stable return fund as investment options for participants. The Company will match, up to the first six percent of annual pre-tax compensation, 20% of the participant’s pre-tax contribution for those employees who have completed less than 5 years of service immediately prior to the period for which the contribution is made; 40% of the participant’s pre-tax contribution for those employees who have completed at least 5 years of service but fewer than 10 years of service immediately prior to the period for which the contribution is made; and 50% of the participant’s pre-tax contribution for those employees who have completed at least 10 years of service immediately prior to the period for which the contribution is made. Company contributions may be made in cash or in-kind, including shares of Company stock, at the discretion of the Company. The maximum employee contribution to the Plan and the maximum contribution to which an employer match would be credited for the 2008 plan year was $15,500.

On December 30, 2008, the Plan was amended, effective January 1, 2009, whereby the Company will make matching contributions in an amount equal to a discretionary percentage to be determined by the Company. Matching contributions shall not exceed the first six percent of a participant’s annual compensation deferred by the participant. Matching contributions may vary based on classes of participants and on the percentage of a participant’s deferral amount provided that such contributions will not discriminate in favor of highly compensated employees.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings (losses), and charged with an allocation of administrative expenses under the Plan. Allocations are based on participant earnings (losses) or account balances,

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately 100% vested in their own contributions plus any earnings thereon and become 100% vested in the matching Company contributions plus actual earnings thereon after the completion of 3 years of service.

(e)	Payment of Benefits

On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at an interest rate of prime +1%. The loans are secured by the balance in the participant’s account. Loans outstanding at December 31, 2008 and 2007 had interest rates ranging from 4.75% to 9.50% and 4.75% to 10.50%, respectively.

(g)	Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $22,833 and $12,178, respectively. These accounts will be used to reduce future employer contributions. Also in 2008, employer contributions were reduced by $2,754 from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments, other than participant loans, are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Participant loans are valued at amortized cost. Amortized cost represents unpaid loan principle plus accrued interest at year end. Management has determined that fair value of loans at December 31, 2008 and 2007 does not differ materially from amortized cost. See note 4 for discussion of fair value measurements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisitions costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157, which did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. See note 4 for information and related disclosures regarding fair value measurements.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks, including short-term liquidity risk, associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(f)	Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

(g)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The Plan’s investments are held by a trust fund that is administered by Wells Fargo Bank N.A.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008	2007
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool	$ *	$ 1,904,895
Mutual funds:
Wells Fargo Advantage Small Cap Value Fund	2,135,627	3,774,638
Oppenheimer Global Fund	1,517,172	2,477,858
Putnam Asset Allocation Balanced Portfolio Class A Fund	1,421,638	1,708,482
Davis NY Venture Fund A	981,486	1,684,483
Wells Fargo Advantage Index Fund	982,508	1,594,969
Dodge & Cox International Stock Fund	*	1,430,924
Wells Fargo Advantage Total Return Bond Fund	1,148,756	1,348,998
Investments at estimated fair value:
Common/collective trust:
Wells Fargo Stable Return Fund N6	3,781,094	2,991,998

* Less than 5% of plan’s net assets in applicable year

During the year ended December 31, 2008 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,217,098 as follows:

Company stock fund	$ (1,877,331)
Mutual funds	(7,478,894)
Common/collective trust	139,127
Total	$ (9,217,098)

(4)	Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Company stock fund: Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the quoted market price on the last business day of the Plan year.

Mutual funds: Stated at fair value based on quoted market prices on the last business day of the Plan year.

Common/collective trust: Valued in accordance with FASB Staff Positions, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), which states that investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value.

The methods described above may produce a fair calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair measurement at the reporting date.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Fair Value Measurements at Reporting Date Using
Quoted
	Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Assets:
Company stock fund	$ 512,127	$ __	$ __	$ 512,127
Mutual funds	13,067,837	__	__	13,067,837
Common/collective trust	__	3,781,094	__	3,781,094
Total investments	$ 13,579,964	$ 3,781,094	$ __	$ 17,361,058

The Plan has $3,781,094 of investments in alternative investment funds which are reported at fair value. The Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value. Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

The FASB recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would become 100% vested in their employer contributions and would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

(6)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Committee and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(7)	Transactions with Parties-In-Interest

The Company stock fund invests in Company stock. At December 31, 2008 and 2007, this fund held 317,648 and 187,009 shares of Company stock, respectively, with market values of $495,531 or $1.56 per share and $1,823,338 or $9.75 per share, respectively. The Company stock fund also held $16,596 and $81,557 in the Wells Fargo Advantage Money Market Fund as of December 31, 2008 and 2007, respectively.

Certain Plan investments are shares of mutual funds, a common/collective trust, and a money market fund managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $33,137 for the year ended December 31, 2008.

(8)	Net Transfers From Other Plans

In October 2007, the Company, through its subsidiaries, acquired the remaining partnership interests in RT Michigan Franchise, LLC (RT Michigan) and RT Detroit Franchise, LLC (RT Detroit). Participant balances held by the RTI Franchise Management Association, Inc. 401(k) plan for RT Michigan and RT Detroit employees were transferred into the Plan in January 2008.

Plan asset transfers during fiscal 2008 are as follows:

Net assets transferred from RT Michigan	$ 299,965
Net assets transferred from RT Detroit	78,751
$ 378,716

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2008 and December 31, 2007

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$ 18,747,286	$ 25,515,733
Less adjustment from fair value to contract value for fully
benefit - responsive investments contracts	(211,614)	(9,003)
Net assets available for benefits per the Form 5500	$ 18,535,672	$ 25,506,730

The following is a reconciliation of investment loss per the financial statements to the Form 5500:

Total investment loss per the financial statements	$(8,762,131)
Less adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(211,614)
Total investment loss per the Form 5500	$(8,973,745)

Schedule 1

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Part IV 4i
EIN: 63-0475239
Plan Number 001
December 31, 2008
Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund **:
Ruby Tuesday, Inc. common stock pool*	317,648 shares of common stock	$2,859,753	$512,127
Mutual Funds:
Wells Fargo Advantage Small Cap Value Fund*	117,584 shares of mutual fund	3,191,898	2,135,627
Oppenheimer Global Fund	39,640 shares of mutual fund	2,258,692	1,517,172
Putnam Asset Allocation Balanced Portfolio Class A Fund	179,921 shares of mutual fund	2,051,701	1,421,638
Davis NY Venture Fund A	41,582 shares of mutual fund	1,416,274	981,486
Wells Fargo Advantage Index Fund*	30,088 shares of mutual fund	1,350,974	982,508
Dodge & Cox International Stock Fund	35,393 shares of mutual fund	1,387,599	771,400
Wells Fargo Advantage Total Return Bond Fund*	97,258 shares of mutual fund	1,184,037	1,148,756
Putnam Asset Allocation Growth Portfolio Class A Fund	86,075 shares of mutual fund	1,104,290	732,849
Calamos Growth	14,575 shares of mutual fund	760,946	426,599
American Funds Fundamental Investors	17,159 shares of mutual fund	705,119	427,890
DWS Dreman High Return Equity Fund	10,023 shares of mutual fund	454,290	243,096
Wells Fargo Advantage Mid Cap Disciplined Fund*	29,299 shares of mutual fund	601,245	394,189
Oppenheimer Capital Appreciation	10,933 shares of mutual fund	473,135	303,835
Putnam Asset Allocation Conservative Class A Fund	50,373 shares of mutual fund	479,897	366,702
Pimco Total Return	63,026 shares of mutual fund	672,923	645,640
Pimco High Yield	50,713 shares of mutual fund	473,742	341,145
American Growth Fund of America Class	8,853 shares of mutual fund	288,345	189,817
Wells Fargo Advantage Small Cap Growth Fund *	5,041 shares of mutual fund	47,757	37,488
Total Mutual Funds		18,902,864	13,067,837
Common/collective trust:
Wells Fargo Stable Return Fund N6*	92,302 shares of fund	3,690,138	3,781,094
Participant Loans	Interest rates ranging from 4.75% to 9.50%	—	1,018,089
	Total Investments	$25,452,755	$18,379,147

* Represents a party-in-interest
** Includes Wells Fargo Advantage Money Market balance of $16,596.
See accompanying report of independent registered public accounting firm.

SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Date: 6/29/09	/s/ Marguerite N. Duffy
Marguerite N. Duffy
Chair, Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number
23	Consent of KPMG LLP, Independent Registered	18
	Public Accounting Firm, dated June 29, 2009

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ruby Tuesday, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 033-20585 and 333-03153) on Form S-8 of Ruby Tuesday, Inc. of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year then ended December 31, 2008, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 which report appears in the December 31, 2008 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.

/s/ KPMG LLP

Louisville, Kentucky

June 29, 2009